Interpace Biosciences, Inc.
Morris Corporate Center 1, Building C

300 Interpace Parkway

Parsippany, New Jersey 07054

January 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes

Re:	Interpace Biosciences, Inc.
Registration Statement on Form S-1
SEC File No. 333-261504
Filed December 6, 2021, as amended January 3, 2022 and January 7, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Interpace Biosciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-261504) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern standard time, on January 12, 2022, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Merrill M. Kraines at (212) 808-2711.

Interpace Biosciences, Inc.

By:	/s/ Thomas W. Burnell
Thomas W. Burnell
President and Chief Executive Officer

Cc:	Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP